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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Webb McKinney, HP's President, Business Customer Organization, and Jeff Clarke, Compaq's Senior Vice President, Finance and Administration and Chief Financial Officer, discussing integration efforts in connection with the Merger. Mr. McKinney and Mr. Clark are co-leads of the Post-Merger Integration team. This message is posted on HP's internal web site.


INTEGRATION OFFICE UPDATE
MESSAGE FROM WEBB MCKINNEY AND JEFF CLARKE

Through this update we want everyone to understand where we are regarding the completion of the merger, our integration planning progress and merger-related communications over the next few weeks.

COMPLETING THE MERGER

Two primary procedural steps remain before the new HP can legally begin operations. First, the HP shareowner vote must be certified. By now, you're probably aware that the certification process may take several weeks. While we await the final tally of the HP shareowner vote, we remain confident -- based on a preliminary analysis by HP's proxy solicitor -- that we secured HP shareowner approval.

Second, once the HP vote is certified, the necessary legal documents must be finalized to complete -- or close -- the merger. When that's done, we will be ready to launch the new HP. WE WILL NOT NECESSARILY LAUNCH THE NEW COMPANY ON THE LEGAL CLOSING DATE. The new management team needs a few days to transition their operating plans from the "clean teams" to their respective staff and line managers. Our plan is to minimize the gap between legal close and operational launch for the new HP.

INTEGRATION PLANNING PROGRESS

Meanwhile, we continue to move ahead with our integration planning activities. We have nearly completed the four-phase integration planning process. One of our key goals from the start of this process was to make sure the new company would be prepared to open its doors and hit the ground running in the April-May timeframe. We are on target to reach this goal.

Currently, more than 1,200 HP and Compaq employees are part of "clean teams" and dedicated full-time to the integration planning effort. We started out last fall with a much smaller team, because we wanted to keep as many employees as possible focused on serving customers and delivering on day-to-day business commitments. As we move closer to launch we expect to draw on additional expertise from the businesses, support functions and the regions.

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COMMUNICATION EXPECTATIONS, PLANS AND GUIDELINES

We realize there are questions and concerns about communication planning efforts and activities between now, legal close, and launch of the new HP. We want to address those concerns so you know that a comprehensive communication plan has been developed to allow all employees access to the same information at the same time. EMPLOYEES OUTSIDE THE CLEAN TEAMS SHOULD NOT BEGIN PLANNING COMMUNICATIONS UNLESS ASKED TO DO SO BY SOMEONE ON A CLEAN TEAM.

A launch team has been established within the integration team and is focused on planning all activities and deliverables required for a successful launch. This team is working very closely with members of the new Executive Committee to develop detailed plans to provide the following types of pre-launch, launch day and post-launch communications:

   . Letters from Carly, Michael and others to employees, customers and partners

   . Presentations to employees, analysts, customers and partners outlining our product roadmaps, go-to-market strategies, service and support offerings, brand strategy, etc.

   .     Outreach plans and programs for employees, customers and partners

   . Detailed information for our employees outlining our market strategies and internal integration plans including organizational structure, selection processes, etc.

   . Toolkits and playbooks for customer-facing employees outlining processes, procedures, and available resources for engaging customers as the new HP

The team also is developing toolkits to help managers communicate integration plans and other merger-related information. In addition, feature articles are being developed for [HP's internal web site] and [Compaq's internal web site] to provide in-depth information regarding specific merger-related topics, including the selection process and organizational design.

CONCLUSION

Please remember that Compaq and HP are required by law to function as competitors until legal close and the new company officially launches. Until then, we ask that you keep the following points in mind:

    . Employees who aren't on clean teams should not engage with their counterparts in the other company unless and until instructed to do so.

    . We will announce the date of the official launch as soon as possible, pending vote certification.

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   .     It is not realistic to expect that every decision regarding the new organization will be finalized or announced on launch day. We must give top priority to decisions that maximize continuity and minimize service interruption in our customer-facing organizations.

   . Our intent is to announce decisions around job selection and reduction as soon as we can. But those decisions and announcements will be driven by the strategies and operating plans of each business and implemented in accordance with relevant national and local laws.

The successful integration of these two great companies is a tremendous challenge. But it also represents an unprecedented opportunity to create a strong competitor, accelerate growth and extend our industry leadership.

We want to thank you for supporting the Post-Merger Integration team throughout the integration planning process, and especially for your continued focus on serving customers and delivering extraordinary business results for HP and Compaq. Now, it's time to show the world that we have what it takes -- the preparation, focus, determination and talent -- to meet the challenge in front of us.


Webb and Jeff

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.


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